UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Monogram Orthopaedics Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   April 21, 2016

Physical address of issuer
3913 Todd Lane, Suite 307, Austin, TX 78744

Website of issuer
www.monogramorthopedics.com

Name of intermediary through which the Offering will be conducted
Dealmaker Securities LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
00870756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
$15,000 one-time administrative and compliance consulting services, 1% of the total Securities sold in the Offering (deliverable at closing), and $2,000.00 monthly maintenance fee.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Enterprise Bank & Trust

Type of security offered
Series-C Units of Preferred Stock

Target number of Securities to be offered
9,991

Price (or method for determining price)
$10.01

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
October 31, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
20

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$8,715,366.00	$8,115,888.00
Cash & Cash Equivalents	$5,535,710.00	$5,586,748.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$628,246.00	$0.00
Cost of Goods Sold	$458,675.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$11,814,968.00	-$9,068,006.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 14, 2022

FORM C

Up to $5,000,000.00

Monogram Orthopaedics Inc.



Series-C Units of Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Monogram Orthopaedics Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series-C Units of Preferred Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

Investors in this offering will grant an irrevocable voting proxy to the company's President that will limit their ability to vote their shares of Series C Preferred Stock purchased in this offering until the occurrence of certain events specified in the proxy, none of which may ever occur. The Proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the execution of this Subscription Agreement.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Dealmaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive 3% of the total amount raised in the Offering, a $15,000 one-time administrative and compliance consulting fee, 1% of the securities sold in the Offering (deliverable on closing), and a $2,000 monthly maintenance fee in connection with the Offering.

	Price to Investors	Service Fees and Commissions (1) (2)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$202,000.00	$4,798,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

(2) DealMaker Securities LLC will receive 3% of the total amount raised in the Offering, a $15,000 one-time administrative and compliance consulting fee, 1% of the Securities sold in the Offering (deliverable on closing), and a $2,000 monthly maintenance fee in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.monogramorthopedics.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

SUMMARY..11
   The Business...11
   The Offering...11
RISK FACTORS...12
   Risks Related to the Company's Business and Industry..12
   Risks Related to the Securities...29
BUSINESS...31
   Description of the Business...31
   Business Plan..31
   History of the Business...36
   The Company's Products and/or Services...36
   Competition...36
   Supply Chain and Customer Base..39
   Intellectual Property...40
   Governmental/Regulatory Approval and Compliance..41
   Litigation...41
   Other...41
USE OF PROCEEDS...42
DIRECTORS, OFFICERS AND EMPLOYEES..42
   Directors..42
   Officers of the Company..44
   Employees...44
CAPITALIZATION AND OWNERSHIP..45
   Capitalization..45
   Ownership...49
FINANCIAL INFORMATION..50
   Operations...50
   Liquidity and Capital Resources..50
   Capital Expenditures and Other Obligations...51
   Material Changes and Other Information..51
   Trends and Uncertainties..51
THE OFFERING AND THE SECURITIES..51
   The Offering...51
   The Securities...53
   Voting and Control...53
   Anti-Dilution Rights...54
   Restrictions on Transfer...54
   Other Material Terms...55
TAX MATTERS...55
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.............55
   Related Person Transactions...55
   Conflicts of Interest...61
OTHER INFORMATION..62
   Bad Actor Disclosure...62
EXHIBITS...66
   EXHIBIT A..67

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.monogramorthopedics.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Monogram Orthopaedics Inc. (the "Company") is a Delaware Corporation, formed on April 21, 2016. The Company was formerly known as Monogram Arthroplasty Inc.

The Company is located at 3913 Todd Lane, Suite 307, Austin, TX 78744.

The Company's website is www.monogramorthopedics.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Monogram is a medical technology company in the orthopedic market. We are developing a surgical robotic system and implants for total joint reconstruction applications.

The Offering

Minimum amount of Series-C Units of Preferred Stock being offered	9,991
Total Series-C Units of Preferred Stock outstanding after Offering (if minimum amount reached)	9,991
Maximum amount of Series-C Units of Preferred Stock	499,501
Total Series-C Units of Preferred Stock outstanding after Offering (if maximum amount reached)	499,501
Purchase price per Security	$10.01
Minimum investment amount per investor	$500.00
Offering deadline	July 31, 2022
Use of proceeds	See the description of the use of proceeds on page [ ] hereof.
Voting Rights	See the description of the voting rights on page [ ] hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on April 21, 2016. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the time required to commercialize FDA approved products, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our orthopedic implants and robotics are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved orthopedic implants and robotics and thus may be better equipped than us to develop and commercialize orthopedic implants and robotics. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our orthopedic implants and robotics will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide major components, major subsystems and final versions of our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components, major subsystems and final versions of our products which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular major components, major subsystems and final versions of our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of Orthopedic Implants and Surgical Robotics, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to manufacture and supply orthopedic implants and surgical robotic components at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational

difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Customers often finance purchases of our products, particularly Surgical Robotics.
Many hospitals and outpatient facilities do not have the capital to purchase our equipment and need to secure financing to pay for such purchases. Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results by encouraging potential customers to delay surgical procedures. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal, and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using Data Integrity and Compliance standards. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks as well as global pandemics have from time to time materially adversely affected the demand for orthopedic procedures and have also resulted in increased safety and security costs for us and the orthopedic industry generally.
Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks as well as global pandemics, even if not made directly on the orthopedic industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the orthopedic industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other orthopedic industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

Climate change, climate change regulations, and greenhouse gas effects may adversely Impact our operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. Regulations related to these effects may affect the manufacture of certain component or finished good for the orthopedic industry could impact our business.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Benjamin Sexson who joined on April 2018 and is currently acting as the Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Benjamin Sexson although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Benjamin Sexson or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2021, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

> Supplier or Description: KUKA is a German manufacturer of industrial robots and systems for factory automation.
>
> Service: LBR Med surgical robot
>
> Percent of such service: 40.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for

other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key individuals and engineers. In particular, the Company is dependent on Benjamin Sexson who joined on April 2018 and is currently acting as the Chief Executive Officer of the Company. Benjamin Sexson helps conduct the company's operations and helps execute its business plan. The Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Benjamin Sexson die or become disabled, the Company will not receive any compensation to assist with

such person's absence. The loss of such person or certain engineers could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March

11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. The complexity of our development requires in-person collaboration – quarantines and other regulations that restrict the free congregation of employees are disruptive to our efficiency and could restrict our ability to continue development. Similarly, such restrictions could adversely affect our suppliers on whom we are heavily dependent. If our suppliers are unable to fulfill orders it would materially impact our business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

- delays in product development, clinical testing, or manufacturing;

- unplanned expenditures in product development, clinical testing, or manufacturing;

- failure to receive regulatory approvals;

- inability to manufacture on our own, or through any others, product candidates on a commercial scale;

- failure to achieve market acceptance; and

- emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to

put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant anticipated sales in the U.S., this healthcare reform legislation will materially impact/is materially impacting us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

A significant portion of our patient volume will be derived from government health care programs, principally Medicare and Medicaid.
Specifically, we anticipate that we will derive a significant portion of our revenues from the Medicare and Medicaid programs in the future. Changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations. The Budget Control Act of 2011 (BCA) provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. The BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured, and any other deficit reduction initiatives that may be proposed, but they could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.
The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal, and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal

information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.
Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state, and foreign government agencies.

Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We may rely on a small group of third-party distributors to effectively distribute our products outside the United States.

We will depend, in part, on medical device distributors for the marketing and selling of our products in most geographies both inside and outside of the United States. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using our orthopedic implants and surgical robot. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the orthopedic implants and surgical robot, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

The design, manufacture, and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.

In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

Risks Related to the Securities

The Series-C Units of Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series-C Units of Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series-C Units of Preferred Stock. Because the Series-C Units of Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series-C Units of Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series-C Units of Preferred Stock may also adversely affect the price that you might be able to obtain for the Series-C Units of Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company,

therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee you will have a positive return on investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 76.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Investors in the company's offering will assign their voting rights to our President.

In order to subscribe to shares of Series C Preferred Stock in this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Series C Preferred Stock to the company's President. This irrevocable proxy will limit investors' ability to vote their shares of Series C Preferred Stock until the events specified in the proxy, which include the company's IPO, which may never happen.

Your ownership of the shares of preferred stock will be subject to dilution.

Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares

depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Monogram is a medical technology company in the orthopedic market. We are developing a surgical robotic system and implants for total joint reconstruction applications.

Business Plan

Our Innovative Approach

Monogram's principal innovation, over our competition will be the commercialization of a differentiated robotic system and our ability to produce robotically inserted press-fit orthopaedic implants rapidly and at scale. The product solution architecture we are developing may, over time, enable the rapid fabrication of optimized robotically inserted orthopaedic implants. Monogram's robotic system is designed to decrease surgical time, lower placement cost, and enable robotics for many orthopedic applications, i.e., a platform technology.

The Monogram technology platform consists of a workflow to prepare a patient-specific surgical plan from a CT scan. The CT scan images are pre-processed by proprietary algorithms (also artificial intelligence "AI" or machine learning) to automatically segment the bone from the images, identify the anatomy of clinical interest, identify landmarks of clinical interest, and reconstruct the slices into a 3D model. The output from this processing is the input for our guidance application. The navigated robot executes cut paths that may be optimized for time to surgically prepare the corresponding bone for the high-precision placement of the implants.

We believe that Monogram's navigated robot features several enhancements that may enhance the user experience compared to the current robots in use. The robot features seven degrees of freedom with control algorithms that leverage the kinematic redundancy of the arm to eliminate the need for intraoperative tool changes and minimize patient repositioning during cutting. Monogram is also trying to reduce surgical time without compromising the accuracy of execution to the greatest extent possible.

Monogram has also integrated quick-change capabilities into the robotic system to allow users to leverage the efficiencies of various cutting instruments for different applications; for example, a sagittal saw for large bone removal and a rotary tool for fine finishing and customization. The management team believes that a highly dependable robot that reduces surgical time while executing high accuracy cuts is the highest priority for successful market adoption.

Press-fit orthopaedic implants are generally understood to perform better when surgeons achieve high initial stability. Stability may depend on design features and a tight fit. It is not always straightforward to design implants that surgeons can easily insert or remove (in a revision) while remaining highly stable. Monogram will design its second-generation press-fit implants to maximize cortical contact and, therefore, stability while remaining insertable. Monogram will design its future implants to reconstruct the patient's native anatomy as closely as possible.

A challenge with press-fit orthopaedic implants is removal. For example, surgeons may need to remove (also revise) implants that become infected. Monogram is working on trying to develop highly stable implants that surgeons can easily remove in a revision without causing significant damage to the remaining bone. We note that Monogram intends to launch its robotic system with generic press-fit implants that are insertable with manual instrumentation. In the future, assuming a successful launch with its generic implant system, Monogram intends to commercialize patient-optimized designs with features such as those described above. For example, with generic implants in hips, manual bone preparation can contribute to periprosthetic fracture, dislocation, leg length inequality, subsidence and early loosening, and suboptimal function outcomes. With generic knee implants, aseptic loosening of the tibial component and malalignment can be reasons for failure. Current hip stems, for example, can have limited options to restore anatomy. For instance, most implants are available in only two widths despite wide human anatomic variations. Generic implants can be geometric instead of organic in shape, limiting the amount of direct bone contact required for initial stability and long-term biological fixation.

There is currently no commercially viable way to produce implants matching both the internal bone cavity and the external biomechanics of the joint. The challenges of designing implants that restore anatomy, are highly stable, and easily revisable are significant. There are currently limited methods for precisely sculpting an implant's exact complement in the bone. Our surgical approach will attempt to use additively manufactured ("AM") press-fit tibial knee implants that require robotically milled complementary cavities to be insertable.

For our first generation of patient optimized products, we will be combining a novel Monogram tibial design with a licensed generic femoral implant, inserts, and locking mechanism to reduce the initial complexity of the development. To try and reduce the regulatory risk, we will be making the first-generation implant insertable with manual instrumentation and robotically so that we can submit the implant and robot to the FDA as separate submissions.

The Business Generally

Monogram is a pre-commercialization company that has not yet validated our manufacturing method or the clinical efficacy of our products. Our ability to commercialize certain aspects of our technology may affect the scope of development and capabilities. The commercial implementations of our designs may differ considerably from the initial design concepts. For example, cutting titanium is challenging and may require design adjustments. The goal of our implants is to more accurately restore patient anatomy and mitigate some of the potential causes of failure described above.

We have conducted preliminary testing that we interpret to support our hypothesis that more accurate restoration of patient anatomy and robotic bone preparation of patient-specific implants may improve initial stability, and we believe to warrant further research. We will continue to focus our development efforts on high accuracy, time-efficient robotic execution. Our testing will likely include benchtop comparisons with implants that may represent the existing standard of care as a benchmark to demonstrate that our implants' initial stability shows less micromotion than their generic counterparts. Furthermore, validation of the mechanical strength of our products is critically important to our success.

In addition to stability testing, our R&D efforts will also test the mechanical strength requirements mandated by the FDA. Considerable work remains to validate our implant designs. For these reasons, our initial launch will couple a generic press-fit implant also insertable with manual instrument with our robotic system. Robotic bone preparation for the insertion of implants is challenging and requires many technical steps; for example, the robot must be properly calibrated, the patient bone must be accurately correlated to the pre-operative plan, and the robotic arm control must efficiently execute the plan, etc. Numerous sources of error make it challenging to prepare bone with sufficient accuracy.

Our robot, the KUKA LBR Med, has never been used for this application. We have found that preparing bone for implant placement is highly challenging, even in simulated bone specimens. In addition, it is imperative to prove the stability of our system over a range of scenarios and under rigorous use.

Management believes that the Monogram equipment may be cheaper and more capital efficient than traditional knee and hip replacement systems. For example, the Mako robot produced by Stryker Corporation (Ticker: SYK) is the dominant leader in navigated surgical robotics, with approximately 1,500 robots installed globally (Q4 2022 earnings call). Further, in public information from a Q3 2018 Stryker Corp Earnings Call, Stryker established that it was selling its Mako robots for $1,000,000 while reporting gross profit margins on its robot sales of 62%. Our management believes that this could imply a production cost of approximately $380,000 per robot. We estimate the cost to produce our robotic system will be below this cost. Investors should note that our assumptions about the production costs of Stryker may be inaccurate or may not be current. Furthermore, management would expect that any larger and more established competitors in the market would be better positioned to discount their products than Monogram.

The Company intends to follow a discrete sales process for the different products it will market. The specific sales process for each of our product categories is as follows:

For the sale of the surgical robot and end-effectors:

Generally, the company must identify a surgeon within the organization willing to advocate for the hospital to purchase capital equipment. Orders are placed by hospital finance and buying departments in advance of any surgical procedures. Cost is often a significant objection to purchase. Monogram intends to address this objection by offering high-performing equipment at a competitive price. Some of Monogram's competitors offer hospitals financing options for large equipment purchases. Monogram will explore offering financing options. Investors should note that Monogram may incur losses from the initial placement of robotic systems at discounted prices.

Monogram intends to distribute its products initially through independent distributors and contractors. We will be trying to secure contracts with national Group Purchasing Organizations, although we cannot guarantee favorable agreements will be secured. Monogram will also likely sell service contracts and extended warranties.

Cutting Tools and Navigation Consumables Consumable equipment is generally billed on a per-use basis and associated with the specific surgical case for which they were used. Generally, the hospital takes stock of consumed materials which Monogram bills. Monogram will license its technology platform to hospitals, which will provide those hospitals with access to Monogram's surgeon planning portal. The motion control and intra-operative control algorithms are embedded as part of the robotic surgical system.

Initially, Monogram intends to commercialize its robotic surgical system with generic implants also insertable with manual instrumentation. Generally, a Monogram sales representative or Monogram affiliate (for example, a distributor) will support every case in person. Together with the representative, the hospital staff records the implants and materials used during the case, and the hospital issues a purchase order for these items.

We plan to attend various orthopaedic trade shows and marketing events to showcase our product pipeline to promote our company. One of the most significant annual industry events is the American Academy of Orthopaedic Surgeons. Monogram exhibited for the first time at this event in March 2022 in Chicago.

Initially, Monogram will commercialize its robotic surgical system with generic implants that are insertable robotically or with manual instrumentation. The implants will be press-fit and based on upgrades to certain licensed implant components. Notably, these licensed implants, the basis for the first generation Monogram implants, are approved for sale by the FDA with an established clinical track record. The implant set will consist of six femur sizes, seven tibial sizes, five patella sizes, and seven insert thicknesses in 2mm increments between 10 to 22mm. Both the femur and tibia come in left and right versions. The implants will be insertable with a complete instrument set. These implants are pre-designed and will only require manufacture and distribution to reach the end customer, although preoperative case planning may lessen inventory burdens, even with generic implants.

The next generation of Monogram press-fit implant designs will seek to optimize for initial stability. Monogram intends to use raw CT images to guide this process. Monogram intends to utilize technology to determine the implant designs that will be sent to a manufacturer to produce. Monogram may combine specific existing generic implant components with specific proprietary monogram components. For example, for knees, we may combine our tibial component with a generic locking mechanism, insert, and femoral component. For hips, we may combine a Monogram hip stem with other generic components of the total hip implant system, such as the head, liner, and acetabular cup. Monogram will be producing a proprietary tibia, but the other components of the total knee replacement (femoral implant and plastic insert) may be standard. We will not develop a custom femur or inserts for the next generation Monogram knee.

Future Development

Monogram intends to focus its development efforts only where management believes there is a clear potential to drive clinical benefits from technology advances. Monogram's other products are pre-designed and will only require manufacture and distribution to reach the end customer. Manufacturing The first-generation cementless generic implants will be manufactured from medical grade cast Cobalt Chromium-Molybdenum alloy per ASTM F75 and coated on the bone facing side with sintered asymmetric CoCr beads to provide a rough-textured coating to support bone ingrowth. They will also be offered with the asymmetric bead surface coated with commercially pure Titanium deposited via a plasma vapor deposition (PVD) process. An established ISO13485 manufacturer will manufacture our implants. The next-generation implant designs will be 3D printed out of titanium. Our titanium implants will be a biocompatible medical-grade titanium alloy with a chemical composition corresponding to ISO 5832-3, ASTM F1472, and ASTM B348. Our implants will either be manufactured by an established ISO13485 contract manufacturer or the medical technology partner from which we have licensed certain implant components. The company is in discussions with development and manufacturing companies for these services. Manufacturing of our surgical robots, navigation consumables, and cutting tools will be outsourced to well-established FDA-registered ISO13485 approved manufacturers with proven quality management systems. Our robot arm is the LBR Med, which the KUKA Robotics Corporation manufactures.

Product Distribution

Our proposed distribution model contemplates using a distribution facility to ship our products to customers. Such facilities will receive final products from our suppliers that their respective quality management systems have approved. Our distribution facility would then conduct a final inspection of the products and, once approved, ship them to our customers. Our distribution facility may assemble or repackage certain of these components for shipment. Monogram may receive and inventory certain items. Monogram has a Quality Management System (QMS) and has implemented Material Requirements Planning (MRP) software (Netsuite) to ensure the team follows proper quality control processes.

We intend to market our products to orthopaedic surgeons, hospitals (or other medical facilities), and patients. Our ideal customers are hospitals and outpatient facilities in high population metropolitan regions that employ high-volume technology-focused surgeons. Provided we obtain FDA approval for our surgical robotic system successfully, we intend to market and sell our products in the United States through direct sales representatives, independent sales representatives, and distributors. Over time, if we can scale operations in the United States successfully, and provided we can obtain the necessary regulatory approvals, we would launch in other markets if we can scale operations in the United States successfully. We intend to try and enter contractual arrangements with national Group Purchasing Organizations that may contract with hospitals and outpatient facilities to source products. Currently, the company has several research and development ("R&D") initiatives underway. These initiatives include interoperable cutting with a rotary tool or a sagittal saw.

We currently have six (6) robots and eleven (11) navigation systems used for R&D initiatives. In addition, Monogram is testing novel methods of registration and tracking. On December 28, 2021, the company received an award notice from the National Science Foundation for its SBIR Phase I proposal for the "Development of a tracking system for computer-assisted surgery" for a total intended award amount of $256,000. Much of our current research relates to autonomous robotic execution and reducing the speed of robotic execution without compromising accuracy. R&D amounted to $5,279,000 and $4,671,000 for the years ended December 31, 2021, and 2020, respectively.

In 2020, the majority of our R&D expenses were related to costs incurred developing and testing our robotic system, specifically active cutting with a rotary tool. In 2021, the majority of our R&D-related expenses were related to the research and testing of our robotic system, specifically active cutting with a sagittal saw. During testing and based on surgeon feedback, it became evident that interoperable cutting with a rotary tool or a sagittal saw would likely be necessary to execute cuts efficiently. The majority of our 2021 R&D expenses were in connection with several R&D initiatives commenced in 2021, including novel registration methods, testing various cutting configurations of our robotic end-effectors, testing alternative methods of robotic navigation, testing and optimizing cutting instrumentation and tooling, and performance testing of our surgical robot and related surgical workflows.

In 2022, we expect to continue spending at elevated levels on R&D as we continue our development. We intend to continue our research, such as cadaveric studies of our robotic system and knee implants, the development of our registration and preoperative planning, the development of our surgical navigation systems, the development of our guidance applications, and continued development and testing of our surgical navigation systems our implants.

The company has installed a 352 square foot cadaver lab in its Austin facility to support its research and development initiatives. The cadaver lab has a dedicated surgical robot and navigation system that engineers use to support testing and product development. Monogram currently has seven surgeons under contract to support our engineers with subject matter expertise, design input, and testing services. In October 2020, we held our first successful cadaver lab test with members of our surgeon panel. The company continues to conduct cadaver labs regularly. While our initial focus is total knee replacements followed by partial knee and hip replacements, we are also investigating shoulders, ankles, and spine applications for our technology. We have not expended any material funds on these investigations and have not begun development on any products related to shoulders, ankles, or spine treatments. We note that there may be applications for components of our system. For example, with our registration algorithm, we have demonstrated registration of synthetic spine models.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Surgical Robotics	A seven joint navigated active robotic cutting system for large joint reconstruction procedures.	$453,000,000

Monogram is developing a seven joint active robotic arm to prepare bone for joint reconstruction applications. As of 2018, the estimated market size for orthopedic robotics was $453M. Monogram is also developing orthopedic implants for the knee reconstruction market. As of 2020, the estimated market size for orthopedic implants was $7.8B.

Our proposed distribution model contemplates using a distribution facility to ship our products to customers. Such facilities will receive final products from our suppliers that their respective quality management systems have approved. Our distribution facility would then conduct a final inspection of the products and, once approved, ship them to our customers. Our distribution facility may assemble or repackage certain of these components for shipment. Monogram intends to execute standard sales agent agreements with independent orthopedic distributors to market its products to surgeons in select territories. These sales agency agreements will have fixed terms and may be terminated only in the event of a breach by Monogram or the applicable sales agents. As compensation for their services, the sales agents are entitled to commissions equal to a percentage of the net sales generated on sales of any of Monogram's products and related instruments made by such agents.

Competition

The Company's primary competitors are Zimmer Biomet Holdings, Inc., DePuy Orthopaedics, Inc., a Johnson & Johnson company, Stryker Corporation, and Smith & Nephew, Inc.

These companies dominate the market for orthopaedic products. These companies, as well as other companies like ConforMIS, Inc., offer implant solutions, including (depending on the competitor) a combination of conventional instruments and generic implants, robotics and generic implants, or patient-specific instruments ("PSI") and cemented patient-specific implants for use in conventional total and partial orthopaedic replacement surgeries. Relevant technical considerations for the evaluation of orthopaedic surgical robotics include:

- The use of advanced imaging for pre-operative planning; for example, the Mako Robot, which the Stryker Corporation owns, uses a CT scan to develop the pre-operative plan;
- The degrees of freedom of the robotic system; for example, Monogram is trying to commercialize a seven degree-of-freedom robotic arm;
- The use of a cutting end-effector; some robotic systems do not utilize cutting end effectors but robotically position jigs that constrain the manual instrumentation used to execute the cutting;
- The use types of cutters; some robotic systems use rotary tools while others use a sagittal saw; each type of cutter has distinct advantages and disadvantages;
- The execution of the surgical plan; some robotic systems require the user to initiate the cutting and constrain the tool within a virtual cutting boundary, while in other robotic systems, the robot is "active," i.e., the robot executes preplanned cut paths.
- The use of navigation for real-time object tracking (usually with cameras); some robotic systems do not actively track objects in the surgical field.

Currently, we are not aware of any widely commercialized technology that combines navigated surgical robotics with patient-specific press-fit orthopaedic implants or navigated surgical robotics that integrate augmented reality ("AR") into workflows. To our knowledge, the only use of robotic technology in combination with surgical navigation is to prepare the bone for the placement of generic orthopaedic implants. We also note there appears to be limited integration of augmented reality ("AR") with surgical robotics in the market, which we are actively working on integrating into our surgical robots. As such, we believe this gives us a competitive advantage. Nonetheless, our competitors and other medical device companies have significant financial resources. They may seek to extend their robotics and orthopaedic implant technology to accommodate the robotic insertion of patient-specific implants. Many of these and other companies also offer surgical navigation systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site.

Supply Chain and Customer Base

A significant percentage of orthopaedic medical devices are outsourced to original equipment manufacturers (OEMs). Monogram intends to outsource much of the manufacturing of its products (including implants and instrumentation needed to execute reconstructive joint replacements) to established suppliers. These suppliers may already be approved suppliers for the most significant market participants and may have decades of product-specific manufacturing expertise.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input, or raw material provided	Percent of such service, input, or raw material from such supplier
KUKA is a German manufacturer of industrial robots and systems for factory	LBR Med surgical robot	40.0%

automation.		

FDA approval is required to market our products, and the company has not obtained FDA approval for any of its robotic products, and it cannot estimate the timing to obtain such clearances. While we are developing our robotic products for FDA submission, we have generated revenue through sales of certain licensed products.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
10,945,848	Apparatus, Method and System for Providing Customizable Bone Implants	Apparatus, Method and System for Providing Customizable Bone Implants	October 5, 2018	March 16, 2021	United States

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Icahn School of Medicine at Mount Sinai	Monogram Orthopaedics Inc.	Certain intellectual property associated with inventors that are affiliates of the Icahn School of Medicine at Mount Sinai.	N/A

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
The Orthopedic Devices Program	FDA	N/A	N/A	N/A

FDA approval is required to market our products, and the company has not obtained FDA approval for any of its robotic products, and it cannot estimate the timing to obtain such clearances. While we are developing our robotic products for FDA submission, we have generated revenue through sales of certain licensed products.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3913 Todd Lane, Suite 307, Austin, TX 78744

The Company has the following additional addresses: 3913 Todd Lane, Suite 308, Austin, Texas 78744

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	5.00%	$5,000	10.00%	$500,000
Research and Development	95.00%	$95,000	90.00%	$4,500,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Changes in economic conditions, changes in market conditions, changes in competitive position or otherwise.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Benjamin Sexson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

April 2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, President

Education

Chartered Financial Analyst California Institute of Technology, Bachelors of Science Whitman College, Bachelors of Science

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Name

Douglas Unis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director since April 2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Douglas Unis has primarily served as a director and scientific advisor to Monogram. Dr. Unis is a full-time practicing orthopaedic surgeon at the Icahn School of Medicine at Mount Sinai.

Education

Doctor of Medicine Duke University, Bachelor of Arts Case Western Reserve University, Doctor of Medicine Northwestern University, Residency Rush University, Fellowship

Name

Noel Goddard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director since July 2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Accelerate NY Seed Fund, Portfolio manager (January 2020-January 2022) Qunnect, CEO (May 2020 - present)

Education

Harvard University, Postdoctoral Research (Junior Fellow, Society of Fellows) The Rockefeller University, Ph.D., Physics & Biology New York University - Polytechnic School of Engineering, M.S., Chemical PhysicsM.S., Chemical Physics New York University - Polytechnic School of Engineering, B.S., Chemistry & HumanitiesB.S., Chemistry & Humanities

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Benjamin Sexson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

April 2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, President

Education

Chartered Financial Analyst California Institute of Technology, Bachelors of Science Whitman College, Bachelors of Science

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 20 employees in Texas, California, Tennessee.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Benjamin Sexson	Employment Agreement	April 29, 2018	
Doug Unis	Scientific Advisor Consulting Agreement	April 5, 2021	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock Common Stock
Amount outstanding	4,836,935
Voting Rights	Each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming	31.1%

conversion prior to the Offering if convertible securities).	

Type of security	Series-A Preferred Stock
Amount outstanding	4,897,559
Voting Rights	Yes, each holder of the company's Series A Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	31.5%

Type of security	Series-B Preferred Stock
Amount outstanding	3,195,599
Voting Rights	Yes, each holder of the company's Series B Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	20.6%

Type of security	Pro-Dex Warrant Unit of Preferred Stock and Warrant convertible into all classes
Amount outstanding	776,578
Voting Rights	Subject to the voting terms for each security upon conversion into such securities.
Anti-Dilution Rights	Non-dilutive 5%, convertible into all classes.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Assuming the issuance of 501,018 Series-C Preferred shares in this round, Pro-dex would be issued 26,369 (5% of the class).
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	5%

Type of security	Zimmerman Warrant Unit of Common Stock and Warrant (Under the terms of the warrant, the ZB Capital has the right to acquire $1,000,000 worth of shares of the company's stock upon the occurrence of the company raising $5,000,000 in an equity financing. We believe it is reasonable to assume that ZB Capital would exercise its right to purchase 273,972 shares of Series A Preferred Stock at a price of $3.65 per share.)
Amount outstanding	273,972
Voting Rights	Subject to the voting terms for each security upon conversion into such securities.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	1.8%

Type of security	StartEngine Warrant Unit of Common Stock and Warrant
Amount outstanding	63,912
Voting Rights	Upon conversion of warrant into Common Stock, each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.4%

Type of security	Employee Stock Options
Amount outstanding	1,487,008
Voting Rights	Upon conversion of option into Common Stock, each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	9.6%

The Company has no outstanding debt.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	4,897,559	$14,568,568.00	Broker fees: $1,273,600 Marketing: $1,050,000 R&D: $12,243,817	July 20, 2020	Tier 2 of Regulation A
Preferred Stock	3,195,599	$21,402,202	Brokerage Fees: $1,714,549 Marketing: $4,449,640	April 20, 2022	Tier 2 of Regulation A

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 155,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The major shareholders are Benjamin Sexson, Douglas Unis, the Icahn School of Medicine at Mount Sinai, and ZB Capital Partners.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Benjamin Sexson	40.4%
Douglas Unis	35.6%

Following the Offering, the Purchasers will own 0.1% of the Company if the Minimum Amount is raised and 3.1% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Revenues

The company is in an early stage of development. During the year ended December 31, 2021, the company generated revenues of $628,000 from the sales of licensed, third-party products via the company's operations as a distributor in 2021. We did not generate any revenues for the year ended December 31, 2020.

Cost of Goods Sold

Costs of goods sold during the year ended December 31, 2021 increased to $459,000, as a result of our first sales of licensed third-party implants as described above. There were no costs of goods sold in 2020, as the company did not make any sales of products in 2020.

Operating Expenses

Our operating expenses primarily consist of the categories outlined below, and totaled $10,447,000 for the year ended December 31, 2021 compared to $6,851,000 for the year ended December 31, 2020. This increase of $3,596,000 was primarily due to the following factors:
- Marketing and advertising expenses increased to $3,271,000 for the year ended December 31, 2021, from $1,222,000 for the year ended December 31, 2020, a change of $2,049,000 that was primarily due to the Series B Offering, for which Monogram conducted marketing campaigns to generate interest in the offering.
- Research and development costs increased to $5,279,000 for the year ended December 31, 2021, from $4,671,000 for the year ended December 31, 2020, a change of $608,000 that was primarily due to research related primarily to the development of our rotary and sagittal cutting systems, and related platform software required to operate our active navigated robotic system, which led to an increase in research and development costs in 2021.
- General and administrative expenses increased to $1,897,000 for the year ended December 31, 2021, from $957,000 for the year ended December 31, 2020, a change of $877,000. Of this change, $442,000 is related to a re-negotiated supply and development contract whereby an inventory purchase order prepaid by the company in 2020 that was never fully delivered by the vendor, and that the company agreed to abandon in 2021.

Other expenses: During the years ended December 31, 2021 and 2020, the company recognized a loss of $1,563,000 and $2,295,000, respectively, from changes in the estimated fair value of its warrant liability. The warrant was issued in December 2018 and is exercisable into shares of Common Stock equal to 5% of the fully diluted capitalization of the company, plus shares of each class or series of Preferred Stock of the company equal to 5% of the total issued and outstanding number of preferred shares of the company. As a result of the foregoing, the company generated a net loss of $11,814,000 for the year ended December 31, 2021, compared to a net loss of $9,068,000 for the year ended December 31, 2020.

Liquidity and Capital Resources

At December 31, 2021 the company's cash on hand was $5,536,000. In 2021, the company generated modest revenues from acting as a distributor and selling licensed, third-party products – but does not intend to continue these activities, and still requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception, and as of December 31, 2021, had positive working capital of $1,419,000 and total stockholders' equity of $3,503,000.

The company has historically been capitalized by contributions from related parties and its officers and directors. More recently, it has raised capital through securities offerings. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent. The company estimates that the proceeds raised from the Series A Offering and Series B Offering will be insufficient to fund the company's current rate of operations for the 12 months following the date of this report. To continue operations, the company expects to authorize additional shares to be issued under a new Regulation A offering statement, though the ultimate selling of such shares will be dependent upon receiving qualification from the Securities and Exchange Commission and sufficient investment in the offering.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 499,501 of Series-C Units of Preferred Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 31, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must complete the purchase process through our intermediary DealMaker Securities LLC (the "Intermediary") by making a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Enterprise Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price was determined based on comparable companies and transaction analysis. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Dealmaker, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

3.0% of the amount raised

Stock, Warrants and Other Compensation

A one-time fee of $15,000, one percent (1%) of the total Securities sold in the Offering (deliverable on closing), and $2,000 monthly maintenance fee for consulting and management fees for acting as the Company's Intermediary, coordinating with third-party vendors, and coordinating closing with the Escrow provider.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Worldwide Stock Transfer.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 30,000,000 shares of common stock, par value $0.001000 per share, of which 4,836,935 common shares will be issued and outstanding, and (ii) 17,000,000 shares of preferred stock, par value $0.001000 per share, of which 8,062,336 preferred shares will be issued and outstanding.

Dividends

The company has never issued dividends and it is uncertain when the company may ever be able to issue dividends to holders of its capital stock.

Conversion

The Securities are convertible into shares of common stock. The conversion rate is one for one. The Company currently does have enough common stock authorized to issue upon conversion.

The following adjustments to the conversion rate may be made: Adjustments for future stock issuances, stock splits, share dividends and reverse stock splits.

The Securities do not have a liquidation preference.

The Securities are not callable by the Company.

Voting and Control

The preferred stock in this Offering requires investors to assign their vote to the company's CEO, Benjamin Sexson.

The Company does have voting agreements in place. A description of such agreement follows: Voting Procedure. Each holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock, as the case may be, shall have fourteen (14) calendar days after the Company provides notice by email or other written communication (the "Notice Period") of any action subject to a vote of the holder. If a holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock, as the case may be, fails to vote within the Notice Period, such failure will serve as authorization for the Board to vote such holder's shares in alignment with the majority of all voting Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock, as the case may be; provided, however, that if less than 33% of the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock, as the case may be, have voted within the Notice Period, the Notice Period will be extended by a minimum of seven (7) calendar days up to a maximum of twenty-one (21) calendar days until at least 33% of the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock, as the case may be, have voted on such action, and if, after the Notice Period has been extended up to the maximum twenty-one (21) calendar days, less than 33% of the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock, as the case may be, have voted on such action, the Board shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board's discretion.

The Company does have shareholder/equity holder agreements in place. A description of such agreement follows: Stock purchase agreement with Icahn School of Medicine at Mount Sinai (attached).

Voting Rights and Proxy

Each holder of the Company's Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible on all matters submitted to a vote of the stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's President to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Series C Preferred Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series-C Units of Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

On October 10, 2017, the company entered into an Exclusive Licensing Agreement (the "Licensing Agreement") with Icahn School of Medicine at Mount Sinai ("Mount Sinai"), an entity which is affiliated with one of our Directors, Doug Unis, who is employed as an associate professor at Mount Sinai. The Licensing Agreement grants Monogram a revenue-bearing, world-wide right and (a) exclusive license, with the right to grant sublicenses (on certain conditions) to certain intellectual property relating to customizable bone implants and surgical planning software and (b) non-exclusive license, with the right to grant sublicenses on certain conditions, to certain technical information for the exploitation of the intellectual property in its field of use and (c) royalty-free, irrevocable license for certain derivative works to be used either commercially outside the field of use or teaching, patient care or non-commercial academic research purposes. Mount Sinai was granted equity in the company pursuant to the Licensing Agreement, along with the right to maintain 12% of the fully-diluted outstanding Common Stock of the company until the company receives an aggregate of $10,000,000 in cash in exchange for its equity securities.

On March 18, 2019, the company entered into an option agreement (the "Option Agreement") with Mount Sinai pursuant to which the company was granted an option to license additional intellectual property rights under the terms and conditions as set forth in the aforementioned Licensing Agreement. The company exercised this option on March 26th, 2019 for an exercise fee of $1,000. Payments under the agreement include: annual license maintenance fees, milestone payments (upon completion of certain events, such as FDA Clearance of Monogram's custom implants), running royalties (subject to certain adjustments) and sublicense fees.

On December 20, 2018, the company entered into a development and supply agreement with Pro-Dex, Inc., whereby Pro-Dex, Inc. and the company agreed, subject to certain conditions, to negotiate and endeavor to enter into a future agreements through which Pro-Dex, Inc. would develop and supply end-effectors, gearing, and saws, and other surgical products to Monogram.

On December 20, 2018, the company issued warrants to Pro-Dex, Inc. to purchase up to 5% of the outstanding Common Stock and Preferred Stock of the company as of the date of the exercise, calculated on a post-exercise basis. The warrants have an exercise price of $1,250,000, and may be exercised at any time prior to (i) December 20, 2025, (ii) the closing of an initial public offering of the company's securities, or (iii) a liquidation event by the company.

On February 11, 2019, the company issued a convertible promissory note to Benjamin Sexson, Director and CEO of Monogram, in the principal amount of $48,000. The note bears interest at 4% per year with balance due and payable on February 11, 2020. On April 23, 2020, this note automatically converted into shares of the company's Series A Preferred Stock.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Disqualification

The Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.monogramorthopedics.com/.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Benjamin Sexson
(Signature)

Benjamin Sexson
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Benjamin Sexson
(Signature)

Benjamin Sexson
(Name)

Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer
(Title)

(Date)

/s/Douglas Unis

(Signature)

Douglas Unis

(Name)

Director

(Title)

(Date)

/s/Rick Van Kirk

(Signature)

Rick Van Kirk

(Name)

Director

(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com


INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Management of
Monogram Orthopaedics, Inc.
Austin, Texas

Opinion

We have audited the financial statements of Monogram Orthopaedics, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Monogram Orthopaedics, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Monogram Orthopaedics, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained recurring losses, an accumulated deficit and negative cash flows from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Monogram Orthopaedics, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Monogram Orthopaedics, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Monogram Orthopaedics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 29, 2022


MONOGRAM ORTHOPAEDICS INC.
BALANCE SHEETS


		December 31, 2021		December 31, 2020
Assets				
Current assets:				
Cash and cash equivalents	$	5,535,710	$	5,586,748
Other current assets		977,910		840,838
Total current assets		6,513,620		6,427,586
Equipment, net of accumulated depreciation		1,017,925		1,324,208
Intangible assets		968,750		150,000
Operating lease right-of-use assets		215,071		202,953
Deposits		—		11,142
Total assets	$	8,715,366	$	8,115,888
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	449,032	$	182,815
Accrued liabilities		464,477		214,356
Warrant liability		4,087,236		2,523,797
Operating lease liabilities, current		92,886		57,544
Total current liabilities	$	5,093,631	$	2,978,512
Operating lease liabilities, non-current		118,577		147,944
Total liabilities	$	5,212,208	$	3,126,456
Commitments and contingencies		—		—
Stockholders' equity:				
Series A Preferred Stock, $.001 par value; 5,500,000 shares authorized, 4,897,559 shares issued and outstanding at December 31, 2021 and December 31, 2020		4,898		4,898
Series B Preferred Stock, $.001 par value; 8,000,000 shares authorized, 1,743,481 and 0 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively		1,743		—
Common stock, $.001 par value; 22,000,000 shares authorized 4,836,935 shares issued and outstanding at December 2021 and December 31, 2020		4,837		4,837
Additional paid-in capital		27,564,180		17,237,230
Accumulated deficit		(24,072,500)		(12,257,533)
Total stockholders' equity		3,503,158		4,989,432
Total liabilities and stockholders' equity	$	8,715,366	$	8,115,888


The accompanying notes are an integral part of these financial statements.


MONOGRAM ORTHOPAEDICS INC.
STATEMENTS OF OPERATIONS

		Years Ended	
		December 31, 2021	December 31, 2020
Revenues	$	628,246	$ —
Cost of goods sold		458,675	—
Gross profit		169,571	—
Operating Expenses:			
Marketing and advertising		3,271,600	1,222,672
Research and development		5,278,768	4,671,444
General and administrative		1,896,839	956,622
Total operating expenses	$	10,447,207	$ 6,850,738
Loss from operations	$	(10,277,636)	$ (6,850,738)
Other income (expense):			
Interest and other expense	$	(21,661)	$ (54,250)
Interest and other income		47,768	131,535
Loss from change in fair value of warrant liability		(1,563,439)	(2,294,553)
Total other income (expense)	$	(1,537,332)	$ (2,217,268)
Net loss before taxes	$	(11,814,968)	$ (9,068,006)
Income taxes		—	—
Net loss	$	(11,814,968)	$ (9,068,006)
Basic and diluted loss per common share	$	(2.44)	$ (1.98)
Weighted-average number of basic and diluted shares outstanding		4,836,935	4,565,657

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, December 31, 2019	702,021	$ 702	—	$ —	4,317,104	$ 4,317	$ 2,909,875	$ (3,189,526)	$ (274,632)
Stock-based compensation	—	—	—	—	519,831	520	2,163,303	—	2,163,823
Issuance of Series A Preferred Stock, net of costs	2,940,121	2,940	—	—	—	—	10,763,603	—	10,766,543
Conversion of debt	1,255,417	1,256	—	—	—	—	1,400,449	—	1,401,705
Net loss	—	—	—	—	—	—	—	(9,068,006)	(9,068,006)
Balance, December 31, 2020	4,897,559	$ 4,898	—	$ —	4,836,935	$ 4,837	$ 17,237,230	$ (12,257,532)	$ 4,989,433
Stock-based compensation	—	—	—	—	—	—	205,629	—	205,629
Issuances of Series B Preferred Stock, net of costs	—	—	1,743,481	1,743	—	—	10,121,321	—	10,123,064
Net loss	—	—	—	—	—	—	—	(11,814,968)	(11,814,968)
Balance, December 31, 2021	4,897,559	$ 4,898	1,743,481	$ 1,743	4,836,935	$ 4,837	$ 27,564,180	$ (24,072,500)	$ 3,503,158

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating activities:		
Net loss	$ (11,814,968)	$ (9,068,006)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	205,629	2,163,823
Depreciation and amortization	321,984	95,694
PPP Loan	—	(79,025)
Change in value of warrant liability	1,563,439	2,294,553
Changes in non-cash working capital balances:		
Other current assets	34,584	(775,838)
Deposits	11,142	(11,142)
Operating lease right of use assets and liabilities, net	(6,114)	2,535
Accounts payable	266,217	(59,035)
Accrued liabilities	250,122	117,713
Accrued interest payable	—	(85,331)
Cash used in operating activities	$ (9,167,995)	$ (5,404,059)
Investing activities:		
Purchase of intangible assets	$ (975,000)	(150,000)
Purchase of equipment	$ (31,107)	$ (1,184,153)
Cash used in investing activities	$ (1,006,107)	$ (1,334,153)
Financing activities:		
Proceeds from issuances of Series A and Series B Preferred Stock	10,123,064	10,766,543
Payment of related party loans	—	(800,000)
Proceeds from PPP loan	—	79,025
Payment of loans	—	(40,000)
Cash provided by financing activities	$ 10,123,064	$ 10,005,568
Increase (decrease) in cash and cash equivalents during the period	$ (51,038)	$ 3,267,356
Cash and cash equivalents, beginning of the period	5,586,748	2,319,393
Cash and cash equivalents, end of the period	$ 5,535,710	$ 5,586,749
Cash paid for interest	$ —	143,582
Non-cash investing and financing activities:		
Increase in right of use asset and lease liability from new lease agreement	$ 97,169	$ —
Debt converted to preferred stock	$ —	$ 1,389,806

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.
NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Principles

Monogram Orthopaedics Inc. ("Monogram" or the "Company"), incorporated in the state of Delaware on April 21, 2016, is working to develop a product solution architecture to eventually enable mass personalized optimization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The Company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's fiscal year end is December 31.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the fair value of the warrant liability, valuations of stock-based compensation, and the income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Reclassifications

Certain balances as of and for the year ended December 31, 2020 have been reclassified from their original presentation to conform with the current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2021 and 2020. The Company may maintain cash balances that exceed federally insured limits.

Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of an asset are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of an asset are expensed as incurred. Equipment, including the Company's robotic equipment, are depreciated on the straight-line method over the five-year estimated useful life of the asset. Construction in progress is stated at cost and depreciation commences once the project is completed and placed in service.

Leases

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of future lease payments is the Company's estimated incremental borrowing rate because the interest rate implicit in the Company's leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term.

Long-Lived Assets

Long-lived assets, such as equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset

group to its carrying amount. If the carrying amount of the long-lived asset or asset group is determined to not be recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount exceeds its fair value. The Company did not experience any impairment of its long-lived assets in 2021 or 2020.

Revenue Recognition

The Company recognizes revenue consistent with the guidance in ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("ASC 606").

Revenue is recognized when promised products and services are transferred to the customer. The amount of revenue recognized reflects both the fixed and variable consideration to which the Company expects to be entitled in exchange for these products and services. In general, the Company applies the following five-step model when evaluating the amount and timing of revenue recognition in its customer contracts:

Step 1 – Identify the contract(s) with a customer
Step 2 – Identify the performance obligations in the contract
Step 3 – Determine the transaction price
Step 4 – Allocate the transaction price to the performance obligations
Step 5 – Recognize revenue when (or as) performance obligations are satisfied

The Company has not yet begun its principal operations. Revenue recognized during the year ended December 31, 2021 related to the sales of licensed, third-party products distributed by the Company. These product sales are recognized when control of the product is transferred to the customer, generally at the point of delivery to the customer.

Stock-based Compensation

The Company measures and records the expense related to stock-based compensation awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize the related stock-based compensation. The Company uses the Black-Scholes-Merton ("Black-Scholes") option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, including the estimated fair value and price volatility of the Company's common stock and the expected term of the option.

Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of Common Stock shares outstanding. To the extent that stock options, warrants, and convertible preferred stock are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. For the years ended December 31, 2021 and 2020, the Company excluded the following shares from the calculation of diluted loss per share because such amounts were antidilutive:

	2021	2020
Shares issuable upon conversion of Series A Preferred Stock	4,897,559	4,897,559
Shares issuable upon conversion of Series B Preferred Stock	1,743,481	—
Shares issuable upon exercise of warrants	1,001,703	872,048
Shares issuable upon exercise of stock options	1,379,632	1,354,982
Total	9,022,375	7,124,589

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2. Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and had an accumulated deficit of $24.1 million at December 31, 2021. Further, the Company generated significant negative cash flows from operations of $9.2 million and $5.4 million during the years ended December 31, 2021 and 2020, respectively. The Company is dependent on its ongoing financing efforts, but these plus existing cash resources may be insufficient to fund its continuing operating losses, capital expenditures, lease and debt payments, and future working capital requirements.

The Company may not be able to raise sufficient amounts of additional debt, equity, or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives, or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows, and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations. Management's plans to mitigate this risk include the following:

1. Continue to raise cash for research, product development, and working capital purposes by selling equity. During 2022, the Company expects to authorize additional shares to be issued under a new Regulation A offering statement, though the ultimate selling of such shares will be dependent upon receiving qualification from the Securities and Exchange Commission. With sufficient cash available to the Company, it can make the additional development expenditures necessary to produce a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2. Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain positive cash flows from operations. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

Accounting Standards Codification Topic 820, *Fair Value Measurements* ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value – Warrant Liability

Under ASC 820, the Company bases its determination of fair value on the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In doing so, and consistent with the fair value hierarchy in ASC 820, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. For assets and liabilities measured at fair value when there is limited or no observable market data, management applies judgment to estimate fair value and considers factors such as current pricing policy, the economic and competitive environment, the characteristics of the asset or liability, and other factors. The amounts estimated by management cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Inherent limitations in any such fair value calculation technique, including changes in discount rates, estimates of future cash flows, and other underlying assumptions, could significantly affect the results of current or future value.

As described further in Note 6, the Company has a warrant liability that is measured and recognized at fair value on a recurring basis. The fair value of the warrant liability is generally measured using pricing models with no observable inputs. These measurements are classified as Level 3 within the fair value of hierarchy.

4. Other Current Assets

Other current assets consist of the following as of December 31, 2021 and 2020:

	2021	2020
Receivable from investment platform vendor	$ 418,503	$ —
Advance paid to vendor for supply development contract	250,000	750,085
Other prepaid expenses	309,407	90,753
Other current assets	$ 977,910	$ 840,838

The receivable from the Company's investment platform vendor is the result of a timing difference between when investors in the Company's offering of Series B Preferred Stock purchase shares and remit payment to the platform vendor and when these funds are released to the Company by the platform vendor.

5. Equipment

Equipment, net consists of the following as of December 31, 2021 and 2020:

	2021	2020
Computer equipment	$ 63,740	$ 53,899
Furniture	20,116	22,245
Engineering equipment	171,153	175,350
Medical equipment	184,379	188,005
Robot equipment	368,637	368,637
Software	537,839	537,839
Work-in-process equipment	—	150,000
	$ 1,345,864	$ 1,495,975
Accumulated depreciation	(327,939)	(171,767)
Equipment, net	$ 1,017,925	$ 1,324,208

For the years ended December 31, 2021 and 2020, depreciation expense amounted to $165,734 and $95,694, respectively.

6. Intangible Assets

During 2021 and 2020, the Company paid $975,000 and $150,000 to acquire various intellectual property licenses the Company expects to use in connection with its robotic surgical orthopedic implant system and other products and systems to be developed in the future. The Company is amortizing these licenses over their estimated useful lives of five years. Total amortization expense and accumulated amortization related to intangible assets was $156,250 as of and for the year ended December 31, 2021.

7. Preferred and Common Stock

Offering of Series B Preferred Stock

On January 15, 2021, the Company received a notice of qualification to issue up to 4,784,689 shares of Series B Preferred Stock, plus up to 478,468 additional shares of Series B Preferred Stock eligible to be issued as Bonus Shares to investors. The initial price of each share sold in the offering was $6.27, but this was increased to $7.52 beginning in June 2021. The Series B Preferred Stock may be converted into shares of the Company's Common Stock at the discretion of each investor, or automatically upon the occurrence of certain events, like an initial public offering.

Rights of Preferred Stockholders

The rights of the Series A Preferred Stock and Series B Preferred Stock are substantially the same, except as specifically noted below.

Voting: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock into which such share of Preferred Stock could be converted. Additionally, the holders of Preferred Stock are entitled to certain protective provisions that require the Company to obtain the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock prior to effecting certain corporate actions including changes to the rights or preferences of Preferred Stock, authorized number of shares, or number of directors of the Company, and any decisions to repurchase capital stock, declare dividends, or liquidate, dissolve, or wind-up the business and affairs of the Company.

Holders of the Company's Common Stock are entitled to elect two directors to the Company's Board of Directors as a standalone class; holders of Preferred Stock may not exercise any voting rights in the election of these directors. However, holders of Preferred Stock do have the right to vote with the holders of Common Stock to elect one independent director and any additional directors after the elections outlined above.

Dividends: Holders of Preferred Stock are entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Common Stock.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder, into one share of the Company's Common Stock. This initial conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, or the issuance of a dividend or other distribution payable in additional shares of Common Stock. Preferred Stock is automatically convertible into Common Stock upon the occurrence of an initial public offering or the election of the holders of a majority of the outstanding shares of Preferred Stock.

Liquidation Preference: In the event of a liquidation, dissolution or winding up of the Company, all holders of Preferred Stock are entitled to a liquidation preference equal to the greater of (i) the Original Issue Price (as described below) for such share plus any declared but unpaid dividends with respect to such shares or (b) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Company. The Original Issue Price for Series A Preferred Stock is $4.00 and is $6.27 or $7.52 for Series B Preferred Stock, depending on the original price paid by the investor to acquire their Series B Preferred Stock.

Common Stock Issued to Icahn School of Medicine at Mount Sinai ("Mount Sinai")

In October 2017, the Company and Mount Sinai entered into a license agreement covering certain intellectual property relating to customizable bone implants and surgical planning software. As part of this licensing agreement, Mount Sinai was granted the right to maintain 12% of the fully-diluted outstanding Common Stock of the Company until the Company received an aggregate of $10,000,000 in cash in exchange for its equity securities. During 2020, the Company issued an additional 519,831 shares of Common Stock to Mount Sinai to satisfy this anti-dilution right and recorded a corresponding charge to stock-based compensation expense of $2,163,823.

Anti-Dilution Right of CEO

Benjamin Sexson, the Company's Chief Executive Officer ("CEO"), is entitled to pre-emptive rights that permit him to preserve his vested equity position in the Company in the event of any additional issuances of Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair value, as reasonably determined by the Board.

8. Stock Warrants

In December 2018, the Company issued a warrant that is exercisable into the number of shares of (a) Common Stock equal to 5% of the fully diluted capitalization of the Company, plus (b) the number of shares of each class or series of Preferred Stock of the Company equal to 5% of the total issued and outstanding number of preferred shares of the Company. The warrant has a total exercise price of $1,250,000 and expires in December 2025.

At December 31, 2021 and December 31, 2020, this warrant was exercisable into a total of 692,862 and 598,076 shares, respectively, of the Company's capital stock. The fair value of this warrant was $4,021,810 and $2,523,797 at December 31, 2021 and 2020, respectively, and was estimated using a Black-Scholes valuation model with the following assumptions:

	December 31, 2021	December 31, 2020
Estimated per-share fair value of common and preferred stock	$ 7.52	$ 6.27
Expected term	4.0 years	5.0 years
Volatility	30.3%	19.8%
Dividend rate	0.0%	0.0%
Discount rate	1.2%	1.8%

In October 2020, the Company issued a warrant to a vendor in exchange for platform and technology services provided to the Company in connection with its offering of Series B Preferred Stock. This warrant is exercisable into shares of Series B Preferred Stock equal to 2% of the total number of shares of Series B Preferred Stock issued to investors in connection with the Company's offering of Series B Preferred Stock. The exercise price of this warrant is $6.27, and the warrant expires in October 2025. At December 31, 2021 and 2020, the warrant was exercisable into 34,870 and 0 shares of Series B Preferred Stock, respectively, and the estimated value of the warrant liability was $65,426 and $0, respectively.

In February 2019, the Company entered into a warrant agreement that provided the holder with the right to acquire $1,000,000 worth of shares of the Company's capital stock upon the occurrence of the Company raising $5,000,000 in an equity financing. As a result of the Series A Preferred Stock issuances in 2020, this threshold was achieved, and the warrant is now exercisable into 273,972 shares of Series A Preferred Stock at a price of $3.65 per share. This warrant expires in February 2024.

9. Stock Options

The Company has adopted a stock option plan covering the issuance of up to 2,600,000 shares of Common Stock to qualified individuals. Options granted under this plan vest over four years and expire ten years from the date of the grant. The following table summarizes stock option activity for the years ended December 31, 2021 and 2020:

	Option Number of Shares	Option Exercise Price Per Share	Weighted-Average Exercise Price	
Options outstanding at January 1, 2020	547,950	$0.09 – $4.00	$	1.29
Granted	807,032	$4.00	$	4.00
Exercised	—	—		—
Canceled	—	—		—
Options outstanding at December 31, 2020	1,354,982	$0.09 – $4.00	$	2.95
Granted	167,650	$6.27 – $7.52	$	6.34
Exercised	—	—		—
Canceled	(143,000)	$0.61 – $4.00	$	3.40
Options outstanding at December 31, 2021	1,379,632	$0.09 – $7.52	$	3.32
Options exercisable at December 31, 2021	544,080	$0.09 – $7.52	$	2.69

Stock-based compensation expense resulting from granted stock options was $205,629 and $84,499 for the years ended December 31, 2021 and 2020, respectively. Unrecognized stock-based compensation expense of $839,789 at December 31, 2021 will be recognized in future periods as the related stock options continue to vest. The weighted-average remaining contractual life of previously granted stock options was 9.3 years at December 31, 2021.

The grant-date fair values of stock options granted in 2021 and 2020 was $3.06 and $0.75, respectively, and were estimated using a Black-Scholes valuation model with the following assumptions:

	December 31, 2021	December 31, 2020
Expected term	4.0 years	4.0 years
Volatility	30.3%	19.8%
Dividend rate	0.0%	0.0%
Discount rate	1.2%	1.8%

10. Income Taxes

Due to the net losses incurred by the Company, no income tax expense was recorded for the years ended December 31, 2021 and 2020.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2021 and 2020 were as follows:

	2021	2020
Deferred tax assets, net:		
Net operating loss carryforwards and tax credits	$ 3,650,000	$ 1,575,000
Valuation allowance	(3,650,000)	1,575,000
Net deferred assets	$ —	$ —

Given the significant uncertainty of future utilization of taxable benefits from the Company's net operating losses, a full valuation allowance has been recorded, resulting in a net increase in the valuation allowance of $2,075,000 during the year ended December 31, 2021.

The following is a reconciliation of the tax provisions for the years ended December 31, 2021 and 2020 with the statutory Federal income tax rates:

	Percentage of Pre-Tax Income	
	2021	2020
Statutory Federal income tax rate	21.0%	21.0%
Loss generating no tax benefit	(21.0)	(21.0)
Effective tax rate	—	—

The Company did not have any material unrecognized tax benefits as of December 31, 2021 and 2020, and does not expect its unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company incurred no interest or penalties relating to unrecognized tax benefits during the years ended December 31, 2021 and 2020.

The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending December 31, 2017 through 2020.

At December 31, 2021, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $17,381,000 being carried forward indefinitely, pursuant to the Tax Cuts and Jobs Act. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar State provisions.

11. Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2021, the Company has not incurred or accrued any amounts for litigation matters.

Leases

The Company entered into a lease for its headquarters in February 2020 and executed an amendment to expand these premises in January 2021. The terms of both the original lease and amendment expire in March 2024.

The following table summarizes additional information related to the Company's accounting for operating leases for years ended December 31:

	2021	2020
Total operating lease expense	$ 102,738	$ 80,762
Cash paid related to operating lease liabilities	$ 96,006	$ 54,080
Weighted-average remaining lease term	2.25 years	3.25 years
Weighted-average discount rate used to determine operating lease liabilities	5.0%	5.0%

Future minimum lease payments due under noncancelable operating leases as of December 31, 2021, are as follows:

2022	$ 101,014
2023	101,014
2024	25,253
Total minimum lease payments	227,281
Less: amounts representing interest	(15,818)
Present value of operating lease liabilities	$ 211,463

12. Subsequent Events

On March 14, 2022, the Company amended its lease agreement to extend the term of the lease and relocate from its current 1,952 square foot expansion premises to a larger 3,456 square foot expansion premises within the same facility. As of the relocation effective date, the total leased premises will be 7,512 square feet.

On February 18, 2022, the Company ended its Regulation A offering of Series B Preferred Stock and stopped accepting new investments.

The Company evaluated subsequent events through April 29, 2022, the date these financial statements were issued, for events that should be recorded or disclosed in the financial statements for the year ended December 31, 2021. The Company concluded that no other events have occurred that would require recognition or disclosure in the financial statements.

monogram

OUR PRODUCT | MARKET | TEAM | UPDATES | CAREERS | JOIN THE DISCUSSION | FAQ | INVEST NOW

We're Excited to Open A New Funding Round

This is an exciting time for Monogram as we continue to make strides towards an IPO. Whether you missed out on our last round or simply want to up your stake, this is your chance to help us make the leap.

INVEST NOW

$500	$10.01
Min. Investment	Share Price





Where We're Headed Next



LIVE DEMO

More Live Demos

We're preparing a major live demonstration showcasing our active robotics' ability to advance the standard of orthopedic care. This is a unique opportunity for more investors to see our potential and join us.



Our Path to IPO

We're taking concrete steps towards an IPO. We have several hurdles to clear before we get there, but our funding could help us satisfy some exchange listing requirements.



Steadying the Ship

Inflation is rising, the Fed is hiking rates, and uncertainty around the economy is growing. By upping our capital when we have the chance can help us better navigate whatever comes our way.

How We're Deploying Our Capital

FDA submission is a long, expensive process and investors like you are helping us get there. Here's how we're using your investments.

USE OF PROCEEDS	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	5.00 %	$5,000	10.00 %	$500,000

Campaign marketing expenses or related reimbursement	5.00 %	$5,000	10.00 %	$500,000
Research and development	95.00 %	$95,000	90.00 %	$4,500,000
Total	100 %	$100,000	100.00 %	$5,000,000

Disrupting the Joint Replacement Market



$19.6B

Joint Replacement Market



Over 1M

Annual knee replacements in US



250%

Projected procedure growth by 2030

Under 65-year-olds are the fastest-growing demographic

Patients under 65 years are the fastest-growing population of TKR recipients, expected to account for more than 50% of knee replacement procedures by the year 2030

Market is ripe for disruption

Four companies currently dominate the multi-billion dollar joint reconstruction market with an 82% combined share in knee replacement. Monogram is building critical infrastructure to scale growth. We have signed deals with 2 distributors and have more on the way.

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SUBMIT

Building Critical Infrastructure to Scale Growth

The Monogram Knee System Won FDA Approval

We have licensed, FDA-approved, clinically well-established implant components that will be integrated into our proprietary Monogram knee system. Monogram is leveraging the testing and proven performance of these components (articulation, locking mechanisms, inserts) to focus on our novel tibial component and robotics.



As Seen In

"Given the sheer number of knee and hip replacement procedures every year, the fact that joint reconstruction technology has remained unchanged for over 50 years is perplexing."

Newsweek



Newsweek   ZeroHedge   Inc.   FAST COMPANY   Futurism   IBT.

NSF   National Science Foundation

Solving Real Problems

It is estimated up to ⅓ of TKA patients have chronic pain after their operation




Joint replacement technology has, in many ways, remained the same

Over 1 Million Knee Replacements a Year

As many as 100,000 total knee replacements fail each year

for more than 40 years. Often crude and finicky instruments like saws and jigs are used to prepare the bone for rigid, generic implants. Monogram's technology delivers custom-fitting, 3D-printed joints implanted with robotic precision.

50% of early revision surgeries after a knee replacement are related to instability, malalignment or malposition, and failure of fixation.

Knees

Rate of re-admission:

7%-8%.

Approximately 50%-75% are surgical.

36%

Survey: 36% of TKA patients would not have undergone the surgery knowing what it did for them (10 years later).

1 in 5

1 in 5 patients are not satisfied with the results of their total knee replacement.

Potentially Preventable Reasons for revision Procedure

Mechanical Loosening		19%
Other Mechanical Problems		10%
Dislocation/ instability		7%
Other mechanical complications		5%

Robotic-Assisted Large-Joint Replacement Procedures, by Anatomy, Global, 2017-2027

Measure	Procedures(K)		Procedures (% Growth)	
Technique	Hip	Knee	Hip	Knee
2020	30.3	167.8	27.7%	42.4%
2021	39.0	223.9	28.7%	33.5%
2027	104.9	514.2	9.3%	6.0%
CAGR ('17-'24)	21.6%	29.2%	21.6%	29.2%

By 2027, approximately 50% of all knee procedures will be robotic, up from 11% in 2019.

Significant Increases

in robotic adoption are expected over the next 5-10 years.

At least 50% of procedures will be robotic by 2027

Estimates for procedure volumes vary but TKA projections are generally between 935,000 and 1,260,000 by 2030

Stryker (Mako) is the only navigated robot

arm on the market with a cutting end-effector. Monogram believes we will be the first active navigated arm on the market.



Large-joint Replacement Robotic System Revenue Market Shares, Global, 2018



Smith & Nephew
4.0%

Think Surgical
2.5%

OMNIlife Science
6.8%

Stryker
86.7%

Robotic Surgical Assistants

Monogram's navigated surgical robot features several enhancements that will improve surgical experiences including:

 **Closed Loop Tracking**

For safety Monogram has implemented a "closed-loop" system. The real-time position of the cutting system is tracked at all times.

 **Increased Range of Motion**

Seven degrees-of-freedom (used to measure range of motion) with control algorithms that leverage the kinematic redundancy to avoid interoperative boundaries and optimize execution.

 **Active Navigated Milling**

High-efficiency rotary cutting system to gently excavate the negative space for the patient-optimized implant.



Keep on Moving.

Our custom-fitted implants will help patients enjoy their lives to the fullest.



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Capital Equipment	Consumables



Navigated Robot System



2. Cutting System

The Business Model

We believe that precision implants with precision insertion are the future of orthopaedics. Monograms principal competitive advantage will be our ability to produce customized, robotically inserted orthopaedic implants rapidly and at scale. The product solution architecture we are developing enables rapid fabrication and mass personalization of robotically inserted, patient specific orthopaedic implants.

Company Highlights

Generated Revenue

NSF Grant

Cadaver Lab

14 Patents

$26M

Implant sales in 2021 with 2 active distributors

Winner of prestigious award from National Science Foundation (NSF)

350 sq. ft. cadaver lab complete

14 Patent applications filed

Have already raised $26M

Implants designed for uncemented stability.

Monogram implants rely on natural biologic fixation and are smaller, bone conserving, and more stable.

Implant



Extended Posterior Condyles
Anatomic Patella Tracking
Anatomical Patella
Ultracongruent Insert Options
Monogram Personalized Tibia
Minimized Revision Risk

Monogram Results

Patient-optimized bone sparing press-fit implants

The leading generic equivalent had up to 270% more micromotion than Monogram



Axial subsidence (mm)
Axial subsidence (mm)
0.2
0.15
0.1
0.05
0




	Generic End	Monoaram End
	Generic Start	Monogram Start



The cementless total knee market is expected to grow by $1.2BN from 2020 to 2024 (22% CAGR)




	Generic End	Monoaram End
	Generic Start	Monogram Start



Porus coated metal

The cementless total knee market is expected to grow by $1.2BN from 2020 to 2024 (22% CAGR)



Cement

Approximately 95% of hip implants are press-fit



Will uncemented knee adoption follow the hip trend?

Summary	1999	2010	2019
Uncemented Hip System	40%	92%	95%
Cemented Hip System	54%	7%	4%

In a period of 10 years, the use of cement decreased from 54% to 4% in 2019. Similarly, we anticipate there could be a significant decrease in the use of cement in knee replacements over the next decade or so.



The Technology Platform

Monogram Orthopaedics is developing a product solution architecture to enable mass personalization by linking 3D



printing and robotics via automated digital image analysis algorithms.



Meet the Team

Executive Leadership Team   Engineering Leadership Team   Scientific Advisory Board   Orthopedic Surgeon Panel



Douglas Unis, Md
FOUNDER & CHIEF MEDICAL OFFICER

Dr. Unis is a board-certified attending orthopedic surgeon for the Mount Sinai Health System and Chief of Quality Improvement for Mount Sinai West.



Benjamin Sexson - CEO
CFA, CHIEF EXECUTIVE OFFICER

Prior to joining Monogram, Mr. Sexson served as the Director of R&D and Business Development at Pro-dex (ticker: PDEX). Mr. Sexson graduated with honors from Caltech in Mechanical Engineering and is a CFA Charterholder.



Paul Riss
CPA, MBA, INTERIM CFO

Experienced executive with a demonstrated history of completing SEC filings, focusing on the Securities Exchange Act of 1934 and Section 4(a)(6) of the Securities Act of 1933. Currently serves as a Director for NetCapital and was a CPA with Ernst & Young.



Kamran Shamaei, P.hD.
CTO

Kamran Shamaei received a Ph.D. from Yale University and MSc from ETH Zurich and did his postdoctoral research at Stanford University, focusing on Medical Robotics. He has extensive experience developing FDA cleared surgical robots.

Business Updates

Monogram Wins Prestigious Award from National Science Foundation
1/5/2022



Monogram is pleased to announce that it has received an award notice from The National Science Foundation (NSF) for its application "Development of a tracking system for computer-assisted surgery." The SBIR Phase I award will support the research of a novel Monogram tracking system designed to mitigate the occlusion limitations of conventional line-of-sight systems while reducing the OR footprint, lowering capital cost, and minimizing patient trauma associated with secondary incisions. Monogram has filed for patent protection for these novel concepts.

"It is an incredible honor to be chosen for such a prestigious award," said CEO Ben Sexson. *"It's a significant endorsement that speaks to the caliber of our team and ideas as well as the tremendous efforts our company is*

making to further the field of orthopedic medicine. We are especially thankful to Northern Digital for their support with this application.

"The NSF follows a rigorous review process, approving a small number of the full proposals. Per the NSF's Program Solicitation document, "the SBIR/STTR Phase I Programs are highly competitive. While success rates vary year-to-year, approximately 10-15% of the full proposals submitted are selected for an award. Thus, there are many qualified businesses applying to the program each year that do not receive funding." The Small Business Innovation Research Program awards such grants in phases. The Phase I award of $256,000 will help support proof of concept refinement. Monogram intends to file for a more significant Phase II award pending successful completion of Phase I activities. Funding rates for Phase II applications tend to be higher. Once a small business is awarded a Phase I SBIR/STTR grant (up to $256,000), it becomes eligible to apply for a Phase II (up to $1,000,000). Small businesses with Phase II funding are eligible to receive up to $500,000 in additional matching funds with qualifying third-party investment or sales.

"Operating rooms can get very crowded, and the footprints are often not conducive for conventional tracking methods," said CMO Dr. Doug Unis. "And while navigation offers considerable clinical benefits, secondary incisions and similar considerations are not ideal for patients. To receive recognition from such a prestigious organization for our efforts to advance the current state-of-the-art in surgical robotics is a tremendous achievement."

The National Science Foundation (NSF) is an independent agency of the United States government that supports fundamental research and education in all the non-medical fields of science and engineering.

Keep following for more updates on how Monogram uses high precision, patient-specific implants with state-of-the-art robotics to improve patient outcomes.

Monogram Starts Generating Revenue with First TKA Procedure
about 2 months ago

Monogram Executes Strategic License of Unicondylar Knee Replacement Implant
3 months ago

Monogram to Present at OTC Markets Regulation A+ Investor Conference - Register now!
4 months ago

Monogram Executes First Hospital Contract: Expect Revenues as early as First Quarter 2021
4 months ago

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Questions about your Investment?

For all investor-related questions, please reach out to our team via info@monogramorthopedics.com.

Read More About Monogram



November 21, 2021

How Monogram Improves Surgical Procedures For Knee Replacement Surgeons



November 21, 2021

A New Era of Knee Replacement Techniques



monogram
KUKA

November 16, 2021

Monogram Brings Robotic Knee Replacements Into The 21st Century



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